SO 3/17/04

04004959

SECURITIES . SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

SEC FILE NUMBER
8-38818

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Arbor Research & Trading, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1000 Hart Road, Suite 260
(No. and Street)

Barrington	IL	60010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James R. Stevens — 847.304.1550
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

180 North Stetson	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2004
WASH. DC
181

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

3/22

ARBOR RESEARCH & TRADING, INC.
MEMBER NATIONAL ASSOCIATION OF SECURITIES DEALERS
1000 HART ROAD • SUITE 260 • BARRINGTON, ILLINOIS 60010
847-304-1550 • FAX: 847-304-1595
800-876-1825

AFFIRMATION

I, James R. Stevens, affirm that to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Arbor Research & Trading, Inc as of December 31, 2003 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

James R. Stevens

CHAIRMAN + CEO
Title

Notary Public

OFFICIAL SEAL
CHRISTOPHER H HELLER
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/17/04

Arbor Research & Trading, Inc
(SEC File No. 8-38818)

Statement of Financial Condition for the Year Ended December 31, 2003 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 as a PUBLIC DOCUMENT.

ARBOR RESEARCH & TRADING, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

Deloitte.

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, IL 60601-6710
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Arbor Research & Trading, Inc.
Barrington, Illinois

We have audited the accompanying statement of financial condition of Arbor Research & Trading, Inc. (the "Company") for the year ended December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's man agreement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Arbor Research & Trading, Inc. and subsidiary at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 20, 2004

ARBOR RESEARCH & TRADING, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CASH	$ 357,757
RECEIVABLE FROM CLEARING BROKER/DEALER	1,374,510
SECURITIES OWNED—At market value	3,110,102
INVESTMENTS:	
National Association of Securities Dealers	39,600
FURNITURE AND EQUIPMENT—Net of accumulated depreciation of $1,826,306	309,012
OTHER ASSETS	119,123
TOTAL	$5,310,104

LIABILITIES AND SHAREHOLDERS' EQUITY

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 472,793
SHAREHOLDERS' EQUITY:	
Common stock—no par value, at stated value; 1,000,000 shares authorized; 172,900 shares issued	86,450
Additional paid-in capital	2,532,141
Retained earnings	2,218,720
Accumulated other comprehensive income	-
Total shareholders' equity	4,837,311
TOTAL	$5,310,104

See notes to statement of financial condition.

ARBOR RESEARCH & TRADING, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

1. GENERAL

Basis of Presentation—The accompanying statement of financial condition include the accounts of Arbor Research & Trading, Inc. (the "Company"). For the year ended December 31, 2002, the statement of financial condition included the accounts of the Company and its wholly owned subsidiary, Arbor Research & Trading UK Limited ("Arbor UK"). During 2003, the Company transferred ownership of Arbor UK to its parent, Arbor Research Holdings, Inc. (the "Parent"). The 2003 statement of financial condition presents only the accounts of the Company.

Nature of Operations—The Company, an Illinois corporation, is a registered securities broker/dealer which deals primarily in securities issued by the United States Government and United States Government agencies. All trades are cleared on a fully disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management's Use of Estimates—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned—Securities owned represent a U.S. Treasury bill maturing in less than 90 days. The security is classified as a trading security and reported at market value. Market value is based on quoted market prices.

Investments—The investment in warrants of the National Association of Securities Dealers is recorded at cost which approximates market value.

Furniture and Equipment—Furniture and equipment are stated at historical cost and are depreciated on a double-declining basis, based upon the useful life of the furniture and equipment, generally three years.

Income Taxes—The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, the taxable income or loss of the Company is allocated to the shareholders, who are responsible for taxes thereon. The Company is subject to State of Illinois replacement tax, which has been included in the determination of net income and is included with office and supplies on the statement of operations.

New Accounting Standards—In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for financial statements that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The adoption of the standard did not have an impact on the financial statements for the year ended December 31, 2003.

In December 2003, the FASB issued FASB Interpretation No. 46 (Revised December 2003) ("FIN 46(R)"), *Consolidation of Variable Interest Entities*, to replace FIN 46 and to clarify the application of Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, as amended by FASB Statement No. 94, *Consolidated of All Majority-Owned Subsidiaries*, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company will apply FIN 46(R) to any interest in an entity subject to its provisions created after December 31, 2003. The Company will also apply FIN 46(R) to all entities subject to its provisions created prior to December 31, 2003, beginning January 1, 2005. The adoption of FIN 46(R) is not expected to have a material impact on the Company's financial position or results of operations.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, as defined, which is equivalent to the greater of $100,000 or 6-2/3% of "aggregate indebtedness," as defined.

At December 31, 2003, the Company had net capital, as defined, of $4,352,687, which was $4,252,687 in excess of its required minimum net capital of $100,000.

4. RECEIVABLE FROM CLEARING BROKER/DEALER

As a securities broker, the Company is engaged almost exclusively in buying and selling government and government agency securities for a select group of institutional investors. The Company introduces these transactions for clearance by another broker/dealer on a fully disclosed basis.

The receivable from the clearing broker/dealer arises in the normal course of business from the settlement of securities transactions. The receivables are generally collected within thirty days. The Company utilizes one broker/dealer as its clearing broker. This clearing broker is nationally recognized and is a member of the major exchanges.

The Company is obligated for nonperformance by customers it has introduced to the clearing broker. The Company actively monitors its exposure under this obligation by requesting substantiation of its customers' activities from the clearing broker on a daily basis. No such nonperformance by a customer, based on refusal or inability to fulfill its obligation, occurred in 2003.

5. COMMITMENT

The Company has entered into a noncancelable lease for its office premises. The future minimum annual rental payments required under this operating lease at December 31, 2004 are as follows:

2004	$131,043
2005	131,043
2006	65,521
Total	$327,607

Rent expense under operating leases for the year ended December 31, 2003 was $135,557.

6. RELATED-PARTY TRANSACTIONS

Arbor UK, a wholly owned subsidiary of the Parent, introduces trades to the Company, who in turn pays Arbor UK a fee for such services. At December 31, 2003 the Company owed Arbor UK $149,400 for such services. The Parent also has an ownership interest in Bianco Research LLC, who performs research services for the Company.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, IL 60601-6710
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

February 20, 2004

Board of Directors and Shareholders
Arbor Research & Trading, Inc.
Barrington, Illinois

In planning and performing our audit of the financial statements of Arbor Research & Trading, Inc. for the year ended December 31, 2003 (on which we issued our report dated February 20, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures referred to in preceding paragraph can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP